United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                           SEC File No. 333-3920
                                                           CUSIP No. 12615U 10 5

                           NOTIFICATION OF LATE FILING

(Check One):    __ Form 10-K and Form 10-KSB; __ Form 20-F;
                __ Form 11-K;  X  Form 10-Q and Form 10-QSB; __ Form N-SAR
                              ---

              For Period Ended:  December 31, 2004
              ----------------

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended:
              -------------------------------    -----------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

     ----------------------------------------------------------------------

PART I: - REGISTRANT INFORMATION

                       COL China Online International Inc.
                       -----------------------------------
                             Full Name of Registrant

                                       N/A
                            -------------------------
                            Former Name if Applicable

                       3176 South Peoria Court, Suite 100
                             Aurora, Colorado 80014
            --------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code
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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
    X     will be filed on or before the fifteenth calendar day following the
   --- prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the difficulties encountered by the Registrant in coordinating the schedules of the various parties who contributed to the filing of the Registrant's Quarterly Report on Form 10-QSB regarding the quarter ended December 31, 2004 (the "Form 10-QSB"), the Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                Chi Keung Wong             86 021 64479982
--------------------------------------------------------------------------------
                    (Name)           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[ X ] Yes  [   ]    No



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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ]Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Three and Six Months Ended December 31, 2004 and 2003

     Revenues for the three months and six months ended December 31, 2004 represented telecommunication services revenue of Rmb202,284 (US$24,409) and Rmb362,362 (US$43,725) respectively. The Company generated no revenue from telecommunication services for the three months and six months ended December 31, 2003. The Company received marketing fees from Shenzhen Rayes Group Co., Ltd. of Rmb8,353 and Rmb65,639 for the three months and six months ended December 31, 2003. No marketing fee revenues were generated by the Company during the three months ended December 31, 2004.

     The Company's ISP services business was terminated and transferred to a third party in December 2003. No revenue was derived from advertising upon the termination. In the past, marketing fees were related to the Joint Venture's share of 50 percent of the revenues generated from ISP services owned by a minority shareholder, Rayes Group, and computer hosting of web sites for customers.

     In connection with these services, the Company has an agreement with Rayes Group to reimburse Rayes Group for its actual transmission (i.e., telephone line) costs, provided that Rayes Group will pay all incremental costs related to expansion of the telecommunications facilities related to the ISP operations.

     These amounts totaled Rmb119,138 and Rmb141,399 (US$17,062) for the three months ended December 31, 2003 and 2004, respectively. The Joint Venture has no long-term commitments in connection with its telecommunication costs other than management fees payable to the Rayes Group for providing services. The decrease in telecommunication costs is primarily due to the ceasing of the Company's related ISP business.

     Other income for the three months and six months ended December 31, 2004 was Rmb35,121 (US$4,238) and Rmb71,064 (US$8,575) as compared to Rmb37,015 and Rmb71,688 for the three months and six months ended December 31, 2003. "Other income" primarily represents lease income, interest income and miscellaneous income.

     Starting from 2003, the Company purchased and leased out a system of computer network and software for generating lease income, the cost of the system is approximately Rmb1,976,000 (US$238,456) and has been recorded in net investment in the lease of Rmb494,147 (US$59,626) in the Company's condensed consolidated balance sheet as of December 31, 2004. The relevant lease income for the three months period of December 31, 2003 and 2004 was Rmb34,648 and Rmb34,648 (US$4,181), respectively.

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


     General and administrative costs include salaries, rent, travel and other overhead costs. For the three months ended December 31, 2003 and 2004, general and administrative costs totaled Rmb1,897,773 and Rmb1,415,080 (US$170,749), respectively. The decrease in general and administrative costs mainly resulted from the close of the Company's Wuhan Branch which ceased to operate the Construction Net site during the fiscal year ended December 31, 2003. For the six months ended December 31, 2003 and 2004, general and administrative costs totaled Rmb 3,843,505 and Rmb3,828,939 (US$462,018), respectively. The Company's research and development costs were Rmb395,248 during the three months ended December 31, 2004. The Company did not incur any research and development costs during the three or six months ended December 31, 2003.

     Amortization and depreciation expense for the three months ended December 31, 2003 and 2004 was Rmb166,705 and Rmb173,286 (US$20,910), respectively. For six months ended December 31, 2003 and 2004, amortization and depreciation expense are Rmb343,195 and Rmb346,571 (US$41,819).

     The results of operations described above has resulted in total net losses of Rmb2,120,248 and Rmb1,492,360 (US$180,074) for the three months ended December 31, 2003 and 2004, respectively, compared to Rmb4,262,439 and Rmb3,966,297 (US$478,592) for the six months ended December 31, 2003 and 2004. The Company expects to continue to incur losses until its services are more fully developed and accepted in China.

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


                       COL CHINA ONLINE INTERNATIONAL INC.
                       -----------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 2005            By:  /s/ Chi Keung Wong
       -----------------                 --------------------------------------
                                         Chi Keung Wong, Chief Executive Officer
                                         and Chief Financial Officer

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